Transamerica Life Insurance Company Administrative Office: 4333 Edgewood Road NE – MS 4240 Cedar Rapids, Iowa 52499

December 9, 2014

[VIA EDGAR]

Alison White, Esq.

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-0506

Re:	Transamerica Life Insurance Company (“Transamerica”)

Separate Account VA B (“Registrant”)

Post-Effective Amendment No. 62 to Registrant’s Form N-4

Registration Statement (File No. 33-56908)

Ms. White:

This letter responds to comments that you provided via telephone on September 18, 2014 with respect to the prospectus supplement (“Supplement”) contained in the above-referenced post-effective amendment to Registrant’s registration statement (“Amendment”). For your convenience, I have restated those comments below, and followed each comment with our response.

Unless otherwise indicated, all capitalized terms used herein have the same meaning as defined in the Supplement.

1) Please explain why the offer is being made as a supplement to the New Policy, rather than as a supplement to the Existing Policy. We note contract owners subject to a surrender charge but otherwise eligible for ALSO 1.2 are not being offered the New Policy.

Response: ALSO 1.2 involves an offer to purchase a New Policy. Accordingly, the registration statement for the New Policy is the appropriate vehicle for registering that offer, which is described in the New Policy’s prospectus supplement.

Insofar as ALSO 1.2 includes offers to surrender or to exchange to a third party contract, Transamerica respectfully notes that such offers do not involve an exchange offer for any Existing Policy and do not amend the terms of any Existing Policy. Accordingly, Transamerica respectfully submits that those offers can be conveniently described in the ALSO 1.2 prospectus supplement for the New Policy, which is the same process Transamerica followed for its 2012 alternative lump sum offer.

2) Please include a representation in the registration statement that the letter that goes to eligible owners will contain clear language:

a)	stating that the offer is optional,

b)	stating that if no action is taken your variable annuity contract and rider will continue unchanged,

Alison White, Esq.

U.S. Securities and Exchange Commission

December 9, 2014

Page | 2

c)	stating a phone number and/or website an investor can use to determine their current offer amount,

d)	disclosing the amount the contract owner will receive if they accept ALSO 1.2 as well as their current contract value,

e)	including a clear statement that the offer amount may change each day,

f)	describing the factors an investor should consider before accepting the offer, and

g)	describing the reason for the offer.

Response: Registrant respectfully submits that the requested language (except (d)) is reflected in the prospectus supplement for the offer, and such language need not be repeated in any correspondence that is accompanied or preceded by the offer supplement, particularly where offer eligibility does not involve long deferral periods.

3) If any compensation is paid to a financial planner in connection with the offer please explicitly state so (in the supplement).

Response: The Supplement will include the following disclosure under “Considerations Regarding Accepting ALSO 1.2” (page 3): “You should also know that your financial representative may have a financial incentive to recommend a Trade In or Exchange. You should contact your financial representative for information about the compensation he or she receives. For additional information about compensation paid to your financial representative in connection with the purchase of a New Policy, see the “Distribution of the Policies” section of the New Policy prospectus.”

4) Please summarize the eligible riders in the supplement or in an appendix thereto.

Response: The disclosure has been added as requested. Please see pages 35-36.

5) Please include a phone number and/or web address where an investor can determine their current offer amount as well as a clear statement that the offer may change each day.

Response: Comment accepted. We have added the requested disclosure. Please see page 5 of the Supplement.

6) Explain in the response letter what notice, if any, will be provided to contact owners if ALSO 1.2 is suspended or terminated.

Response: Depending on the circumstances, Transamerica may communicate the termination of the offer via a variety of methods that may include, without limitation, notifying selling firms, providing information via Transamerica’s website or customer service call center, and/or mailing a notice to contract owners.

7) Please explicitly state in the supplement that the surrender or exchange options may be subject to a surrender charge.

Response: The supplement currently states in the second bullet under “Considerations Regarding Accepting ALSO 1.2” (page 3) that any applicable surrender charge will apply to eligible owners

Alison White, Esq.

U.S. Securities and Exchange Commission

December 9, 2014

Page | 3

who elect a Surrender or Exchange if the Enhancement Amount is equal to 10% of the net annuitization base. Transamerica notes that no surrender charge would apply if the Enhancement Amount is equal to 90% of the annuitization base.

8) Please clarify in the supplement the distinction between the minimum annuitization value and minimum income base, and net annuitization base.

Response: The minimum annuitization value and minimum income base are defined terms in the Eligible Riders. The terms describe the base value that may be annuitized under the applicable Eligible Rider. Transamerica has clarified in the supplement that these terms refer to the defined terms under the Eligible Rider. Transamerica submits that the term “net annuitization base” is clearly defined in the supplement to mean the annuitization base minus premium payments made after September 5, 2014.

9) Revise for clarity the third sentence of the first full paragraph on page 2.

Response: Comment accepted. Transamerica has revised the disclosure to clarify the impact of possible surrender charges. The sentence has been revised to read: “If the Enhancement Amount is equal to 10% of the net annuitization base, any applicable surrender charge or other deductions (such as a pro-rated rider fee, excess interest adjustment or annual service charge) under your Existing Policy would reduce the amount you receive under ALSO 1.2.”

10) The supplement (second to last bullet on page 3) states there may be surrender charges under a Replacement Policy. Please explain how this surrender charge is consistent with Rule 11a-2.

Response: The supplement defines a Replacement Policy to be a policy issued by an unaffiliated company. The exchange of an Existing Policy for a Replacement Policy, therefore, would not be subject to Section 11 of the 1940 Act, which “generally prohibits an insurance company and other affiliated insurers from making an offer to its variable annuity contract owners to exchange their existing contracts for other variable annuity contracts issued by the insurer and its affiliates, unless the Commission has issued an order approving the terms of the offer or the offer complies with Commission rules governing exchange offers.” National Association for Variable Annuities, SEC Staff Interpretive Letter (June 19, 2001). Accordingly, there is no need for Registrant to rely on the safe harbor of Rule 11a-2.

11) The supplement (bottom of page 4) states that ALSO 1.2 may vary for certain policies. Confirm that all material variations are disclosed.

Response: We have revised the disclosure in response to the Staff’s comment.

12) Regarding comparison charts: Please confirm supplementally that all material aspects of the New Policy that are less favorable than the old policy are disclosed.

Alison White, Esq.

U.S. Securities and Exchange Commission

December 9, 2014

Page | 4

Response: The comparison charts in the prospectus supplement summarize key features of the New and Existing Policies, and refers owners to the prospectuses that describe all material features of the respective policies.

13) Please confirm the accuracy of the information in the charts comparing the Existing Policies (including Eligible Riders) and the New Policy, and supplementally explain to the Staff any differences from the original ALSO supplement.

Response: We have confirmed the accuracy of the information in the comparison charts. In order to enhance our disclosure, we have refined the charts to provide more specific information to the customers regarding the product they actually purchased.

14) Please provide the Tandy representation.

Response: Registrant will file with the Commission a letter including Tandy representations requested by the staff with the post-effective amendment.

*        *        *

If you have any questions regarding these responses, please contact Alison Ryan at 213-742-5216 or Chip Lunde at 202-965-8139. We appreciate your assistance with this filing.

Sincerely,

Alison Ryan
Associate General Counsel and Vice President

cc: Chip Lunde, Esq.